Woori Bank’s Preliminary Financial Performance Figures
for the First Quarter of 2015

The preliminary financial performance figures for Woori Bank for the three-month period ended on March 31, 2015, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		1Q 2015	4Q 2014	(Decrease)	1Q 2014	(Decrease)
Revenue*	Specified Quarter	4,552,084	4,839,910	(5.95)	4,321,872	5.55
	Cumulative Basis	4,552,084	17,584,425	-	4,321,872	5.55

Operating Income	Specified Quarter	297,296	(68,551)	N/A	426,709	(30.33)
	Cumulative Basis	297,296	897,708	-	426,709	(30.33)

Income before	Specified Quarter	393,533	(136,847)	N/A	340,661	15.52
Income Tax Expense	Cumulative Basis	393,533	834,395	-	340,661	15.52

Net Income	Specified Quarter	299,951	(151,933)	N/A	373,964	(19.79)
	Cumulative Basis	299,951	1,207,969	-	373,964	(19.79)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	290,781	(163,007)	N/A	322,777	(9.91)
	Cumulative Basis	290,781	1,213,980	-	322,777	(9.91)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income. (excluding non-operating income).

**	N/A means “not applicable.”

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

4Q 2014 and 1Q 2014 figures are prepared based on the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.